Filed pursuant to 424(b)(3)

SEC File No. 333-108355

CNL INCOME PROPERTIES, INC.

This Sticker Supplement is part of, and should be read in conjunction with, the prospectus dated April 18, 2005 and the Prospectus Supplement dated October 26, 2005. The Sticker Supplement replaces all prior Sticker Supplements to the prospectus. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” include CNL Income Properties, Inc. and its subsidiaries.

Information as to the number and types of properties for which we have entered into initial commitments to acquire and properties we have acquired is presented as of January 4, 2006, and all references to commitments should be read in that context. Information on properties we commit to acquire and properties we acquire after January 4, 2006 will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

As of January 4, 2006, we own an interest in retail and commercial properties at seven resort villages, one merchandise mart, two waterpark resorts, one attraction and have made one loan. We have committed to acquire one ski attraction. Generally, the properties we have commitments to acquire and in which we own interests are, or will be, leased on a long-term basis to affiliated or third-party tenants and managed by third-party operators who we consider to be significant industry leaders.

On December 22, 2005, we entered into an asset purchase agreement (“Asset Purchase Agreement”) with Cypress Bowl Recreations, LP and Gatlinburg Skylift, LLC to acquire two properties: the Cypress Mountain ski area in British Columbia, Canada and the Gatlinburg Sky Lift in Gatlinburg, Tennessee. Under the Asset Purchase Agreement, the properties will be acquired in a series of two closings for an aggregate purchase price of approximately $47.5 million. Cypress Bowl Recreations, LP (“Boyne – Cypress”) and Gatlinburg Skylift, LLC (“Boyne – Gatlinburg”) are subsidiaries of Boyne USA, Inc. (“Boyne”).

Boyne’s primary business is the operation of geographically diverse four season destination resorts and day-ski venues located near major metropolitan areas. Along with Cypress Mountain and the Gatlinburg Sky Lift, Boyne owns Big Sky Resort in Montana, Crystal Mountain in Washington, Brighton Ski Resort in Utah and Boyne Mountain, Boyne Highlands and The Inn at Bay Harbor, three of Michigan’s premier resorts.

Pursuant to the terms of the Asset Purchase Agreement, the Gatlinburg Sky Lift was acquired on December 22, 2005 from Boyne – Gatlinburg for approximately $19.9 million excluding acquisition costs. The acquisition included an assignment of the existing ground lease and easements to the mountain on which the Sky Lift operates. In operation since 1954, the attraction consists of an uphill chairlift and ticket office. The scenic overlook from the Sky Lift affords views of the Smoky Mountains on the way to the top of Crockett Mountain, which towers more than 500 feet over Gatlinburg. For the past five years, the property has attracted more than 400,000 visitors annually.

Also on December 22, 2005, we entered into a long term triple-net lease with Boyne – Gatlinburg. The initial lease term expires on March 31, 2026 and has four five-year renewal options. The minimum annual rent is equal to 10.25% of the purchase price plus acquisition costs, and increases 25 basis points annually to a maximum of 13.0%. Additional percentage rent due under the lease is initially based on 3.0% of gross revenues of the properties. Boyne has guaranteed the tenant’s payment of minimum annual rent under the lease for the first four years. Boyne also received the option to repurchase the properties in the future at an amount sufficient to provide us with a stated rate of return on our initial purchase price. The option can be exercised by Boyne beginning on March 31, 2012 until March 31, 2030 or upon termination of the lease, whichever is earlier.

January 5, 2006	Prospectus dated April 18, 2005

Pursuant to the Asset Purchase Agreement, we expect to acquire the Cypress Mountain ski area (the “Cypress Mountain Property”) no later than 180 days from December 22, 2005. This pending acquisition is subject to the fulfillment of certain conditions which include settlement and execution of definitive documents, completion of customary closing conditions and certain special conditions. There can be no assurance that we will acquire the Cypress Mountain Property or, if we do, that the terms will be as favorable as those set forth herein. It is anticipated that the Cypress Mountain Property will be leased to Boyne—Cypress on a long term triple-net basis with substantially similar terms as the Gatlinburg Sky Lift lease, except that the initial percentage rent will be based on 9.0% of gross revenues in excess of $10.0 million and the lease will expire on October 31, 2034 unless the provincial authority, which owns the land, extends the permit for the use of the ski area.

Cypress Mountain is a freestyle skiing and snowboarding attraction located approximately 20 minutes north of Vancouver, British Columbia. With an average annual snowfall of 20 feet and 250 skiable acres, Cypress Mountain is the second most visited ski resort in British Columbia, logging over 350,000 skier visits in 2004. The 250-acre property includes 38 downhill runs, 5 chairlifts and a base lodge. With the largest vertical rise (1,680 feet) on the North Shore of Vancouver, the resort offers downhill skiing, snowboarding and cross-country skiing activities for more than 2,000 skiers per day on 12 miles of groomed trails.

The attraction offers night skiing/riding, snowsport instruction for entry-level to advanced skiers, a cafeteria, lounge facilities and an equipment retail, rental and repair shop. It is primarily a family-oriented, day-ski venue. The property has been chosen to host the Freestyle Skiing (moguls and aerials) and Snowboarding (half-pipe and parallel giant slalom) competitions for the 2010 Winter Olympics. Improvements for these events will include the installation of an additional chairlift, snowmaking equipment, an aerial jump site, a mogul course and a snowboard half-pipe.

On October 11, 2005, we acquired a 61% interest in two waterpark resorts through our partnership with subsidiaries of Great Wolf Resorts, Inc. (the “Wolf Partnership”). On November 3, 2005, we invested $10.1 million additional capital in the Wolf Partnership, increasing our ownership interest to 70%. The Wolf Partnership expects to obtain mortgage financing on the two waterpark resorts by the end of the first quarter of 2006.

The board of directors declared distributions of $0.0458 per share to stockholders of record on October 1, November 1 and December 1, 2005, which were paid on or about December 31, 2005. The board of directors declared distributions of $0.0458 per share to stockholders of record on January 1, 2006, payable by March 31, 2006.

THE OFFERING

We commenced active operations on June 23, 2004, when the minimum required offering proceeds were received and funds were released to us from escrow. As of November 30, 2005, we had received aggregate offering proceeds totaling $332.7 million (33,318,649 shares) from 11,305 investors in connection with this offering, including $3.6 million (375,225 shares) purchased through our distribution reinvestment plan.

BUSINESS

PROPERTY ACQUISITIONS

Other Attractions. On October 11, 2005, we acquired a 61% interest in two waterpark resorts through our partnership with subsidiaries of Great Wolf Resorts, Inc. (the “Wolf Partnership”). On November 3, 2005, we invested an additional $10.1 million in the Wolf Partnership, increasing our ownership interest to 70%. The Wolf Partnership has entered into a non-binding agreement with a third party lender and expects to obtain mortgage financing on the two waterpark resorts by the end of the first quarter of 2006. We currently anticipate that such mortgage financing will be for approximately $63 million for a term of seven years. The interest rate is expected to be fixed at a rate of approximately 6.0%. The loan is expected to be interest only for the first three years and amortized over thirty years thereafter. The Wolf Partnership made non-refundable deposits totaling $680,000 in connection with this loan; however, there can be no assurance that it will finally obtain financing on these terms.

Pursuant to the terms of the Asset Purchase Agreement with Boyne-Gatlinburg, the Gatlinburg Sky Lift (the “Gatlinburg Sky Lift Property”) was acquired on December 22, 2005 from Boyne – Gatlinburg for approximately $19.9 million excluding acquisition costs. The acquisition included an assignment of the existing ground lease and easements to the mountain on which the sky lift operates. In operation since 1954, the attraction consists of an uphill chairlift and ticket office. The scenic overlook from the Sky Lift affords views of the Smoky Mountains on the way to the top of Crockett Mountain, which towers more than 500 feet over Gatlinburg. For the past five years, the property has attracted more than 400,000 visitors annually.

Also on December 22, 2005, we entered into a long term triple-net lease with the Boyne – Gatlinburg to operate the attraction. The initial lease term expires on March 31, 2026 and has four five-year renewal options. The minimum annual rent is equal to 10.25% of the purchase price plus acquisition costs, and increases 25 basis points annually to a maximum of 13.0%. Additional percentage rent due under the lease is initially based on 3.0% of gross revenues of the property. Boyne has guaranteed the tenant’s payment of minimum annual rent under the lease for the first four years. Boyne also received the option to repurchase the property in the future at an amount sufficient to provide us with a stated rate of return on our initial purchase price. The option can be exercised by Boyne beginning on March 31, 2012 until March 31, 2030 or upon termination of the lease, whichever is earlier. Reasonable reserves will be set aside to fund annual improvements. We believe that the Gatlinburg Sky Lift Property is adequately insured.

The following table sets forth the location of the property described above and a summary of the principal terms of the acquisition and lease of the property:

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PROPERTY ACQUISITIONS

Property	Purchase price (1)	Date acquired	Lease term and renewal options	Minimum annual rent	Percentage rent (2)
Gatlinburg Sky Lift Property Sky lift attraction The property is located in Gatlinburg, Tennessee and includes an uphill chairlift and ticket office.	$19,940,000	12/22/05	20 years; four 5-year renewal options; lease will be cross- defaulted with Cypress Mountain	10.25%, increasing 25 basis points annually and capped at 13.0% ($2,078,120 in the initial year); guaranteed by Boyne for first 4 years	3.0% of gross revenues

FOOTNOTES:

(1)	Purchase price does not include acquisition costs and approximates the federal tax basis of assets acquired.

(2)	Percentage rent will be paid in addition to base rent.

PENDING INVESTMENTS

As of January 4, 2006, we have committed to acquire one property for an estimated purchase price of $27.5 million. The Cypress Mountain Property is a ski attraction in British Columbia, which will be purchased from a subsidiary of Boyne USA, Inc., the largest privately owned four-season resort company in North America. Boyne is expected to lease the property on a triple-net lease basis, with a lease term of 20 years with several optional extensions, and will continue to operate the attraction through its subsidiaries. We expect to grant Boyne the option to repurchase the property from us at a price that will result in a certain fixed return to us. The option will be exercisable beginning in the seventh year through the 25th year following the acquisition. We expect to acquire the Cypress Mountain Property area no later than 180 days from December 22, 2005, the date of our original commitment.

Boyne’s primary business is the operation of geographically diverse four season destination resorts and day-ski venues located near major metropolitan areas. The business has been managed by the Kircher family since 1948 and is the largest privately owned four season resort company in North America. The founder, Everett Kircher, is recognized within the ski community as having been a pioneer with a passion for winter sports and the outdoors. Along with Cypress Mountain and the Gatlinburg Sky Lift, Boyne owns Big Sky Resort in Montana, Crystal Mountain in Washington, Brighton Ski Resort in Utah and Boyne Mountain, Boyne Highlands and The Inn at Bay Harbor, three of Michigan’s premier snowsports and golf resorts.

We will not incur debt, and at this time we do not foresee obtaining debt financing on the Cypress Mountain Property. The property is located on land owned by the British Columbia provincial authority, which has issued a Permit allowing Boyne’s use and operation of a ski area for a term that expires in 29 years. Subject to the approval of the provincial authority, the Permit will be assigned to us. As of the date of this filing, we are seeking to finalize the transfer of the Permit. Additionally, our acquisition of the Cypress Mountain Property is subject to the satisfaction of certain conditions related to potential environmental issues at the property. This acquisition is subject to the fulfillment of certain conditions which include settlement and execution of definitive documents, completion of customary closing conditions and certain special conditions. There can be no assurance that any or all of these conditions will be satisfied or, if satisfied, that the property will ultimately be acquired. If acquired, the lease for the property is expected to be entered into on substantially the same terms described in the section of the prospectus entitled “Business – Description of Property Leases.”

We anticipate that the Cypress Mountain Property will be leased to Boyne - Cypress on a long term triple-net basis with substantially similar terms as the Gatlinburg Sky Lift Property lease, except that the initial percentage rent will be based on 9.0% of gross revenues in excess of $10 million and the lease will expire on October 31, 2034 unless the provincial authority, which owns the land, extends the permit for the use of the ski area. We also anticipate that the property will be adequately insured if it is acquired.

Cypress Mountain is a freestyle skiing and snowboarding attraction located approximately 20 minutes north of Vancouver, British Columbia. The property includes 38 downhill runs, 5 chairlifts and a base lodge, and has been chosen to host the Freestyle Skiing and Snowboarding competitions for the 2010 Winter Olympics. With an average annual snow fall of 20 feet and 250 skiable acres, Cypress Mountain is the second most visited ski resort in British Columbia, logging over 350,000 skier visits in 2004. With the largest vertical rise (1,680 feet) on the North Shore of Vancouver, the resort offers downhill skiing, snowboarding and cross-country skiing activities for more than 2,000 skiers per day on 12 miles of groomed trails. The resort offers night skiing/riding, snowsport instruction for entry-level to advanced skiers, a cafeteria, lounge facilities and an equipment retail, rental and repair shop. It is primarily a family-oriented, day-ski venue. It is expected that the property will benefit directly from an estimated $10.3 million in pending improvements to be made and paid for by the Vancouver Olympic Committee. The improvements for these events will include the installation of an additional chairlift, snowmaking equipment, an aerial jump site, a mogul course and a snowboard half-pipe.

Leases. Summarized below are the expected lease terms for Cypress Mountain. More information relating to this property and its related lease will be provided if and when it is acquired.

PENDING INVESTMENT PROPERTIES

As of January 4, 2006

Property	Estimated purchase price (1)	Lease term and renewal options (2)	Estimated minimum annual rent	Percentage rent (3)

Cypress Mountain Property Ski resort The property is located approximately 20 minutes north of Vancouver, British Columbia and includes 38 downhill runs, 5 chairlifts and a base lodge.	$27,500,000	20 years; four 5-year renewal options; lease will be cross-defaulted with Gatlinburg lease (4)	10.25%, increasing 25 basis points annually; capped at 13.0% ($2,854,625 in the initial year); guaranteed by Boyne for first 4 years	9.0% of gross revenues in excess of $10 million

FOOTNOTES:

(1)	Estimated purchase price does not include acquisition costs.

(2)	The lease is expected to be on a triple-net basis.

(3)	Percentage rent will be paid in addition to base rent.

(4)	Renewals will be subject to term of Canadian Permit, currently expiring in 2034.

Competition. The Gatlinburg Sky Lift Property is located in Gatlinburg, Tennessee and is a tourist destination bordering Great Smoky Mountains National Park. Ober Gatlinburg, America’s largest aerial tramway, is located a short distance from the Gatlinburg Sky Lift. Other area tourist attractions, such as Ripley’s Believe It Or Not Museum compete with the Gatlinburg Sky Lift for tourists’ time and entertainment dollars. Other competing Gatlinburg attractions include the Guinness World of Records Museum, the Gatlinburg Space Needle, Rafting in the Smoky Mountains and a Star Cars Museum.

The Cypress Mountain Property is located in British Columbia and generally competes with 36 other ski and snowboard areas including Big White Ski Resort, Apex Mountain, Crystal Mountain, Mt. Washington, Phoenix Mountain, Powder King, Summit Lake and Whitewater Ski Resort.

The Whistler and Blackcomb Mountains, Grouse Mountain and Mount Seymour are the closest in proximity to Cypress Mountain. Cypress Mountain also competes with destination ski resorts in the Whistler and Blackcomb Mountains, located only two hours from Vancouver, British Columbia. Whistler Mountain has an average annual snowfall of 30 feet, 4,757 skiable acres, over 100 trails, 8 restaurants, a peak elevation of 7,160 feet and 16 chairlifts. Blackcomb Mountain has an average annual snowfall of 30 feet, 3,414 skiable acres, over 100 trails, 9 restaurants, a peak elevation of 7,494 feet and 17 chairlifts. In addition, Grouse Mountain and Mount Seymour, located only 15 minutes from downtown Vancouver, compete directly with Cypress Mountain for day skier visits. Grouse Mountain offers a summit elevation of 4,100 feet, a vertical drop of 1,260 feet, 212 skiable acres, 9 chairlifts, 24 trails and an average annual snowfall of 10 feet. Mount Seymour has a summit elevation of 4,134 feet, a vertical drop of 1,115 feet, 600 skiable acres, 5 chairlifts, 24 trails and an average annual snowfall of over 14 feet.

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